
02033975




MAIL PROCESSING
RECEIVED
MAY 10 2002
WASH. D.C.
155
SECTION

# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

## FORM 6-K

**Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934**

**For the month of May 2002**

# MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)



**5 HaPlada Street, Or-Yehuda, Israel 60218**
(Address of Principal Executive Office)

**Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.**

**Form 20-F X      Form 40-F**

**Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.**

**Yes ___      No X**

MAGIC SOFTWARE ENTERPRISES LTD.

6-K Items

1. Magic Software Enterprises Ltd. Press Release dated May 9, 2002.

Item 1

**Thursday May 9, 2:03 am Eastern Time**

**Press Release**

*SOURCE: Magic Software Enterprises Ltd.*

## Magic Software Announces First Quarter Results and a Return to Profitability

OR YEHUDA, Israel--(BUSINESS WIRE)--May 9, 2002--Magic Software Enterprises Ltd. (Nasdaq:MGIC - news), a leading provider of state-of-the-art application development technology and business solutions, today reported that the company has returned to profitability in the first quarter ended March 31, 2002.

The company attributed these results to a significant reduction in expenses, improved margins and adaptation to changing market conditions.

First Quarter Results

Total revenues for the first quarter ended March 31, 2002 were $16.75 million, a decrease from $17.42 million posted in the previous quarter and from $20.01 million in the comparable quarter of 2001.

Gross profit margin in the first quarter of 2002 was 56%, an increase from a margin of 49% in the comparable quarter of 2001 and 51% in the previous quarter. Net profit for the first quarter of 2002 was $151,000 (or $0.01 per share) compared with a net loss of $9.4 million (or $(0.31) per share) recorded in the first quarter of 2001 and a net loss of $27.78 million, (or $(0.94) per share) in the previous quarter.

Software tool sales for the quarter, at $3.97 million, decreased from $4.31 million in software tool sales posted in the fourth quarter of 2001 and $5.29 million in the first quarter of 2001. Application sales were $2.31 million for the reported quarter, compared with $3.07 million in the fourth quarter of 2001 and $1.87 million in the first quarter of 2001.

Revenues from consulting and other services, at $7.8 million, increased from $7.66 million in the fourth quarter of 2001, and decreased from $10.09 million for the first quarter of 2001. Revenues from maintenance and support, at $2.67 million, increased from $2.38 million in the fourth quarter of 2001, and decreased from $2.77 million in the same period of 2001.

In the first quarter of 2002, North America accounted for 35% of total revenues, while Europe and Asia/Pacific accounted for 35% and 30%, respectively.

"While economic conditions continue to be challenging, we are pleased with the performance Magic Software achieved in the first quarter," said Menachem Hasfari, chief executive officer of Magic Software Enterprises. "Our business outlook continues to improve, and we achieved the publicly stated objective we set by returning Magic Software to profitability this quarter."

"We developed a plan to return Magic Software to profitability in 2002 and we are executing against this plan," continued Hasfari. "During the reported quarter we have improved our cash flow position and have significantly reduced headcount and costs throughout the system, without damaging our ability to execute. I believe that these results set the stage for achieving profitability for fiscal year 2002."

Accomplishments

The following highlights were announced or occurred since Magic Software Enterprises' last earnings statement:

Recognition

During this quarter Magic Software received considerable recognition. Magic Software was included in the prestigious Deloitte and Touche European 500 Technology Fastest Growing Companies. The program has become a benchmark for the recognition of high-growth tech companies as well as a forum for business leaders to share information. Deloitte and Touche also ranked Magic Software as one of the Israel Technology Fast 50.

In addition, Magic eMerchant V2 has been recognized as an outstanding eCommerce solution by being named one of three finalists in the APEX Awards sponsored by iSeries Network, the leading source of information for the AS/400 and IBM eServer iSeries community.

Magic was also accepted as a Corporate Member in two of the key trade associations connected with the cargo industry -- The International Air Cargo Association (TIACA) and The International Cargo Handling Co-ordination Association (ICHCA). These memberships provide Magic with access to leading decision-makers, market information and business opportunities within the cargo handling industry.

This is especially important given the recent successful implementation of the first phase of a project called "Hermes" that Magic Software is developing for Menzies World Cargo. After only six months of development, the system has already been deployed at one of Menzies World Cargo's largest customers, Lufthansa.

Strategic Alliances

During this quarter Magic formed a strategic partnership with GFI Informatique, one of Europe's largest system integrators with 8,000 employees. The cooperation between Magic Software and GFI includes the management and implementation of large projects around Magic eDeveloper, as well as the implementation of projects based on applications from Magic Solution Partners (MSPs). In addition, GFI will host eBusiness applications developed with Magic eMerchant.

In addition, Magic announced this quarter the launch of a channel expansion campaign and enhanced Magic Solution Partners (MSPs) program designed to help increase revenues and return on investment for IBM software and hardware partners, VARs, consultants and system integrators.

New Deals

Among the significant new deals closed during the quarter were:

- Carey International in the United States, the world's largest chauffeured vehicle services company, to modernize components of their existing financial applications;
- Unibail, one of the leading French commercial property companies to provide a CRM solution that enables agents to propose, book, plan and implement major exhibitions;
- Yasuda Computer Service in Japan, which provides computing services to the Yasuda Trust and Banking Co., a subsidiary of Fuji Bank, Ltd., to provide migration and integration support;
- GIM, a professional organization and part of the MEDEF union in France, which serves more than 3,000 members in the metals industry including Peugeot, Renault, Dassault and many others, to Web enable existing systems;
- United Utilities, which provides multi-utility connection services across the United Kingdom to around 11 million customers, to deliver an online quotation system for its business customers;
- Boon Rawd Brewery, Thailand's first and largest brewery, which markets its products under the SINGHA brand name, to implement a business-to-business solution using eMerchant.

Conference Call

Magic will host a conference call today, May 9, 2002, at Noon EDT (9 a.m. PDT), to discuss the company's first quarter financial results. To participate, interested parties should call the appropriate number listed below five to 10 minutes prior to the start of the call:

| | |
|---|---|
| North America | (800) 288-8961 |
| International | (612) 288-0318 |

Callers should reference "Magic Software Q1 Earnings Conference Call" with the AT&T operator.

A replay of the conference call will be available from 4:30 p.m. EDT, May 9, 2002, through 11:59 p.m. EDT, May 23, 2002. Interested parties should call the appropriate number below:

| | |
|---|---|
| North America | (800) 475-6701 |
| International | (320) 365-3844 |

Callers should reference Access Code No. 638376.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq:FORTY - news), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The company's North American subsidiary is located at 1642 Kaiser Avenue, Irvine, Calif., 92614, telephone 949/250-1718, fax 949/250-7404, http://www.magicsoftware.com.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.

# Consolidated Statement of Operations
(U.S. Dollars in Thousands)

| | Three months ended March 31, | |
|---|---|---|
| | 2002 (Unaudited) | 2001 (Unaudited) |
| Revenues | | |
| Software sales | $3,971 | $5,286 |
| Applications | 2,307 | 1,871 |
| Maintenance | 2,672 | 2,766 |
| Consultancy & other services | 7,802 | 10,092 |
| Total revenues | $16,752 | $20,015 |
| Cost of revenues | | |
| Software sales | 790 | 1,039 |
| Applications | 570 | 465 |
| Maintenance | 1,041 | 1,085 |
| Consultancy & other services | 4,937 | 7,590 |
| Total cost of revenues | $7,338 | $10,179 |
| Gross profit | $9,414 | $ 9,836 |
| Research & development, net | 1,443 | 1,841 |
| Sales, marketing, and general & administrative expenses | 7,318 | 10,448 |
| Depreciation | 423 | 488 |
| Amortization | | 1,121 |
| Restructuring costs & non-recurring expenses | | 3,300 |
| Operating income (loss) | $ 230 | $(7,362) |
| Financial income (expenses), net | 67 | (30) |
| Capital loss | | 2,219 |
| Income (loss) before taxes | $ 297 | $(9,611) |
| Taxes on income | 192 | 62 |
| Income (loss) before minority Interest | $ 105 | $(9,673) |
| Minority interest in losses of subsidiaries | 46 | 265 |
| Net income (loss) | $ 151 | $(9,408) |
| Basic earnings (loss) per share | $ 0.01 | $ (0.32) |
| Diluted earnings (loss) per share | $ 0.01 | $ (0.31) |
| Weighted avg. shares outstanding (000s) | 29,748 | 29,497 |
| Diluted weighted avg. shares outstanding (000s) | 30,014 | 29,871 |

## Consolidated Balance Sheets
(U.S. Dollars in Thousands)

| | March 31, 2002 (Unaudited) | Dec. 31, 2001 |
|---|---|---|
| Assets | | |
| Current assets | | |
| Cash and cash equivalents | $28,381 | $27,900 |
| Accounts receivable | | |
| Trade receivables | 19,162 | 18,993 |
| Related parties | 395 | 465 |
| Other receivables and prepaid expenses | 4,310 | 3,760 |
| Inventory | 376 | 401 |
| Total current assets | 52,624 | 51,519 |
| Severance pay fund | 1,386 | 1,400 |
| Investments in affiliated companies | 104 | 106 |
| Fixed assets, net | 8,920 | 9,310 |
| Other assets, net | 31,667 | 31,903 |
| Total assets | $94,701 | $94,238 |
| Liabilities | | |
| Current liabilities | | |
| Short-term bank debt | $ 1,419 | $ 783 |
| Trade payables | 4,095 | 4,508 |
| Accrued expenses and other liabilities | 18,594 | 18,100 |
| Total current liabilities | 24,108 | 23,391 |
| Long-term loans | 608 | 669 |
| Accrued severance pay | 1,800 | 1,907 |
| Minority interests | 1,331 | 1,378 |
| Shareholders' equity | | |
| Share capital | 787 | 787 |
| Capital surplus | 114,595 | 114,727 |
| Treasury stock | (5,482) | (5,424) |
| Accumulated deficit | (43,046) | (43,197) |
| Total shareholders' equity | 66,854 | 66,893 |
| Total liabilities and shareholders' equity | $94,701 | $94,238 |

*Contact:*

Magic Software Enterprises Ltd.
David Leichner, 949/250-1718 Ext. 299
davidl@magicsoftware.com
or
Guy Bernstein, +972-3-538-9292
gbernstein@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

By /s/ Menachem Hasfari
Menachem Hasfari
Chief Executive Officer

Date: May 9, 2002